Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of the Amendment No. 1

Nature of the Transaction	Amount of Securities Purchased	Price ($)	Date of Purchase

HOLDCO OPPORTUNITIES FUND V, L.P.

Purchase of Common Stock	32,000	30.7356	09/09/2025
Purchase of Common Stock	18,800	30.8899	09/10/2025
Purchase of Common Stock	19,850	30.9115	09/11/2025
Purchase of Common Stock	17,177	30.6342	09/12/2025
Purchase of Common Stock	20,300	30.5249	09/15/2025
Purchase of Common Stock	21,400	29.9909	09/16/2025
Purchase of Common Stock	19,700	30.5131	09/17/2025
Purchase of Common Stock	19,700	31.2902	09/18/2025
Purchase of Common Stock	71,052	30.9692	09/19/2025
Purchase of Common Stock	27,499	30.7613	09/22/2025
Purchase of Common Stock	27,850	30.6926	09/23/2025
Purchase of Common Stock	25,339	30.4920	09/24/2025
Purchase of Common Stock	20,571	30.5248	09/25/2025